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                         SIMPSON THACHER & BARTLETT LLP

                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000

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                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS

212-455-7433                                                DWILLIAMS@STBLAW.COM

                                        October 6, 2006

VIA EDGAR

Pradip Bhaumik
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

     Re: COPA HOLDINGS, S.A.
         FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
         FILED ON JUNE 30, 2006 (FILE NO. 1-32696)

Ladies and Gentlemen:

     On behalf of Copa Holdings, S.A. (the "Company"), we are writing to respond to the comments set forth in the Commission's staff's comment letter dated September 25, 2006 relating to the above-referenced form 20-F of the Company filed on June 30, 2006, pursuant to the Securities Exchange Act of 1934, as amended.

General

1. WE NOTE THE DISCLOSURE ON PAGE 29 THAT YOU HAVE DERIVED REVENUES FROM OPERATIONS IN CUBA DURING THE LAST THREE FULL FISCAL YEARS, AND WE ALSO NOTE THE DISCLOSURE ON PAGE 30 THAT YOUR SUBSIDIARY, AEROREPUBLICA, PERIODICALLY OPERATES CHARTER FLIGHTS TO CUBA. IN ADDITION, THE COPA WEBSITE LISTS HAVANA, CUBA AMONG THE CITIES OF ORIGIN AND DESTINATION OF ITS FLIGHTS.

     CUBA IS IDENTIFIED AS A STATE SPONSOR OF TERRORISM BY THE U.S. STATE DEPARTMENT AND IS SUBJECT TO U.S. ECONOMIC SANCTIONS AND EXPORT CONTROLS. THE FORM 20-F DOES NOT INCLUDE ANY INFORMATION RELATED TO YOUR OPERATIONS IN, AND OTHER CONTACTS WITH, CUBA. PLEASE DESCRIBE FOR US YOUR PAST, CURRENT, AND ANY ANTICIPATED OPERATIONS IN, AND OTHER CONTACTS WITH, CUBA, WHETHER THROUGH SUBSIDIARIES, AFFILIATES, OR OTHER DIRECT OR INDIRECT ARRANGEMENTS. YOUR RESPONSE SHOULD INCLUDE DISCUSSION OF WHETHER YOU HAVE OFFICES, FACILITIES, SALES AGENTS, OR OTHER EMPLOYEES IN CUBA, AND THE EXTENT TO WHICH

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Copa Holdings, S.A.
October 6, 2006
Page 2 of 3


     YOUR DEALINGS OR ARRANGEMENTS HAVE BEEN WITH THE GOVERNMENT OF CUBA, OR ENTITIES AFFILIATED WITH OR CONTROLLED BY THAT GOVERNMENT.

     In response to the Staff's comment, the Company, through its principal operating subsidiaries, operates approximately six daily departures to and from Cuba out of a total of 187 daily departures. The Company, through its Copa Airlines subsidiary, has been operating scheduled flights to Cuba since 1995. Currently, Copa Airlines operates six daily departures to and from Havana. Copa Airlines' operations to and from Cuba consist exclusively of the transport of passenger, cargo and mail. Copa Airlines leases a city ticket office and an airport ticket office in Cuba, and outsources all of its labor. Copa Airlines route and airport rights to Cuba have been granted by the appropriate government entities.

     The Company's AeroRepublica subsidiary also operates occasional charter flights to Cuba. The Company acquired AeroRepublica in April 2005 and since that time through June 30, 2006, it has operated one charter flight to Cuba. AeroRepublica does not have offices or employees in Cuba. AeroRepublica's route and airport rights to Cuba have been granted by the appropriate government entities.

     The Company does not anticipate a material increase in Copa Airlines' or AeroRepublica's operations to Cuba in the next few years.

2. PLEASE DISCUSS THE MATERIALITY OF THE OPERATIONS OR OTHER CONTACTS DESCRIBED IN RESPONSE TO THE FOREGOING COMMENT, AND WHETHER THEY CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. YOU SHOULD ADDRESS MATERIALITY IN QUANTITATIVE TERMS, INCLUDING THE DOLLAR AMOUNTS OF ANY ASSOCIATED REVENUES, ASSETS, AND LIABILITIES. PLEASE ALSO ADDRESS MATERIALITY IN TERMS OF QUALITATIVE FACTORS THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE.

     WE NOTE, FOR EXAMPLE, THAT ARIZONA AND LOUISIANA HAVE ADOPTED LEGISLATION REQUIRING THEIR STATE RETIREMENT SYSTEMS TO PREPARE REPORTS REGARDING STATE PENSION FUND ASSETS INVESTED IN, AND/OR PERMITTING DIVESTMENT OF STATE PENSION FUND ASSETS FROM, COMPANIES THAT CONDUCT BUSINESS WITH COUNTRIES IDENTIFIED AS STATE SPONSORS OF TERRORISM. THE PENNSYLVANIA LEGISLATURE HAS ADOPTED A RESOLUTION DIRECTING ITS LEGISLATIVE BUDGET AND FINANCE COMMITTEE TO REPORT ANNUALLY TO THE GENERAL ASSEMBLY REGARDING STATE FUNDS INVESTED IN COMPANIES THAT HAVE TIES TO TERRORIST SPONSORING COUNTIES. THE MISSOURI INVESTMENT TRUST HAS ESTABLISHED AN EQUITY FUND FOR THE INVESTMENT OF CERTAIN STATE-HELD MONIES THAT SCREENS OUT STOCKS OF COMPANIES THAT DO BUSINESS WITH U.S.-DESIGNATED STATE SPONSORS OF TERRORISM. FLORIDA REQUIRES ISSUERS TO DISCLOSE IN THEIR PROSPECTUSES ANY BUSINESS CONTACTS WITH CUBA OR PERSONS LOCATED IN CUBA. YOUR MATERIALITY ANALYSIS SHOULD ADDRESS THE POTENTIAL IMPACT OF THE INVESTOR SENTIMENT EVIDENCED BY SUCH ACTIONS DIRECTED TOWARD COMPANIES HAVING BUSINESS CONTACTS WITH CUBA.

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Copa Holdings, S.A.
October 6, 2006
Page 3 of 3


     In response to the Staff's comment, the Company's transported passengers to and from Cuba during the year ended December 31, 2005 and the six-month period ended June 30, 2006 represented approximately 4.6% and 4.4%, respectively, of the Company's total passengers carried during such periods. Operating revenues from such business activities during the year ended December 31, 2005 and the six-month period ended June 30, 2006 represented approximately 7.1% and 7.2%, respectively, of the Company's total operating revenues during such periods. At June 30, 2006, the Company's assets arising out of its operations relating to Cuba totaled $600,000 (approximately 0.1% of total assets at such date) and its liabilities arising out of such operations relating to Cuba were $2.9 million (approximately 0.4% of total liabilities at such date). The Company owns no fixed properties in Cuba where it leases all its facilities.

     While the Company's level of business in Cuba strictly relates to the transport of passenger and cargo and is not significant to its overall results, certain public and private investment funds in the United States are precluded from owning stock in companies that conduct business in countries identified as states sponsors of terrorism. This could narrow the number of investors interested in the Company's stock and consequently have an adverse effect on the liquidity and value of its stock.

     The Company acknowledges that:

     1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     2. the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

     3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Please call me (212-455-7433) or my colleague Celine Hwang (212-455-7761)
with any questions you may have regarding this filing or if you wish to discuss the above responses.

                                        Very truly yours,

                                        /s/ David L. Williams

                                        David L. Williams

cc: Max A. Webb, Securities and Exchange Commission
    Cecilia D. Blye, Securities and Exchange Commission
    Pedro Heilbron, Copa Holdings, S.A.